UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-40306

UTIME LIMITED

(Translation of registrant’s name into English)

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On May 24, 2022, Lawrence Eckles resigned from the Board of Directors (the “Board”), member of the Audit Committee and the Compensation Committee and Chairperson of the Nominating and Corporate Governance Committee of UTime Limited (the “Company”) due to his personal reasons. Mr. Eckles’ decision to resign did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

Effective on May 25, 2022, the Board appointed Weiyuan Wang to serve as a director on the Board, member of the Audit Committee and the Compensation Committee and Chairperson of the Nominating and Corporate Governance Committee to fill in the vacancy created by Mr. Eckles’ resignation until the Company’s next general meeting called for the election of directors.

Mr. Wang has served as a member of the Supervisory Board and Principal of Zhejiang Huyin Fund Management Co., Ltd., a private equity firm, since April 2017, where he supervises board activities and major investment and commercial transactions. Prior to that, Mr. Wang served as the Head of the Bond Insurance Department of People’s Insurance Company of China (SSE: 601319 and SEHK: 1339), where he was in charge of developing insurance products and coordinating different departments on marketing and operations. Mr. Wang obtained his bachelor’s degree in Economy from Hubei University of Technology in 2005.

Mr. Wang has no family relationships with any of the executive officers or directors of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Wang was selected as a director.

On May 27, 2022, the Company entered into a Director Offer Letter with Mr. Wang pursuant to which Mr. Wang shall receive an annual compensation of $50,000. Pursuant to director offer letters, all or a portion of such fees may, in the sole discretion of the Board of Directors of the Company or a designated committee thereof, be paid in equity in lieu of cash; provided, that any such equity payments shall be made from the Company’s equity incentive plan. The Company agreed to use its commercially reasonable efforts to purchase an officers and directors insurance policy and include Mr. Wang as an insured thereunder. The Company also agreed to indemnify and hold Mr. Wang harmless from and against certain expenses incurred in connection with any proceeding in connection with his performance of his duties as a director. The Director Offer Letter is qualified in its entirety by reference to its complete text, which is filed hereto as Exhibits 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Director Offer Letter, dated May 27, 2022, by and between the Company and Weiyuan Wang
99.2	Press release dated May 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED
(Registrant)

Date: May 27, 2022	By:	/s/ Minfei Bao
Minfei Bao
Chief Executive Officer

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